Exhibit 99.1

INTERIM FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS

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Mark this box if you would like to receive

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Mark this box if you would like to receive

Interim Financial Statements by mail.

Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A.  If you would like to receive the report(s) by mail, please make your selection and return to the address as noted above.

Alternatively, you may choose to access the report(s) online at www.sedar.com

VANC Pharmaceuticals Inc. will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

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